Exhibit (a)(1)

OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS

YOUR RIGHT TO ELECT TO EXCHANGE YOUR OPTIONS AND YOUR RIGHT

TO WITHDRAW SUCH ELECTION EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME,

ON MAY 27, 2003, UNLESS EXTENDED.

We are offering our full-time and part-time employees, other than our directors, president/chief executive officer and executive vice presidents, the opportunity to exchange certain of their outstanding stock options for new options on the terms described herein. Only those outstanding stock options with exercise prices of $29.00 or more per share will be eligible for exchange (the “eligible options”). The new options will be exercisable for one share of common stock for every two shares issuable upon exercise of a surrendered option. If you wish to exchange options, you must surrender for exchange all of your eligible options and each such option must be surrendered in full. If you were granted options on or after October 24, 2002 and you wish to surrender your eligible options, you will also be required to surrender for exchange all options received on or after October 24, 2002 that have a lower exercise price than the option with the highest exercise price you surrender.

The new options will be granted on the first business day that is at least six months plus one day after the expiration of this offer, subject to the terms described in these materials. You will receive a grant of new options only if you are still employed by us on both the date this offer expires and the date on which the new options are granted.

We are making this offer upon the terms and subject to the conditions described in the enclosed materials, including stockholder approval of an amendment to our 1997 Stock Incentive Plan, as amended to permit the exchange and the other conditions we describe in Section 6. This offer is not conditioned upon a minimum number of options being surrendered for exchange.

IMPORTANT

To elect to exchange your eligible options pursuant to this offer, you must, in accordance with the terms of the accompanying election form, properly complete and deliver the election form to Linda Koed by fax at (508) 651-6551, by hand delivery or by mail at One Mercer Road, Natick, Massachusetts 01760. We must receive your properly completed election form before 5:00 p.m., Eastern Daylight Time, on May 27, 2003. Although we reserve the right to extend this offer at our sole discretion, we currently have no intention of doing so.

Subject to our rights to extend, terminate and amend this offer, we will accept promptly after the expiration of this offer all properly surrendered options that are not validly withdrawn and we will give notice of our acceptance on the date this offer expires. Upon our acceptance of the options you surrender for exchange, the surrendered options will be canceled and you will no longer have any right to purchase our common stock under those options.

We have not authorized any person to make any recommendation on our behalf as to whether you should surrender or not surrender your outstanding stock options for exchange through this offer. You should rely only on the information in these materials or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in these materials. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

This document constitutes part of the Section 10(a) prospectus relating to our 1997 Stock Incentive Plan, as amended and covers securities that have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The date of this offer to exchange is April 25, 2003.

Summary Term Sheet

The following are answers to some of the questions that you may have about our offer. We urge you to read all of these materials carefully because the information in this summary is not complete. We have included references to the relevant sections following this summary where you can find a more complete description of the topics in this summary.

Q.1.	What options are covered by this offer?

We are offering you the opportunity to exchange all outstanding stock options having an exercise price of $29.00 or more per share granted under our 1997 Stock Incentive Plan, as amended, which we refer to as the 1997 Stock Incentive Plan. (See Section 1)

Q.2.	Why are we making this offer?

Many of our employees’ outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are making this offer in order to provide these option holders with the benefit of owning options that over time may have a greater potential to increase in value. We believe that this will create better performance incentives for these option holders and thereby align the interests of our current employees with those of our stockholders in maximizing stockholder value. (See Section 2)

Q.3.	Are there conditions to this offer?

This offer is subject to a number of conditions with regard to events that could occur before the expiration of the offer. These events include a change in accounting principles, a lawsuit challenging the offer, a third-party tender offer for our common stock and an acquisition proposal for BJ’s. This offer is also subject to stockholder approval at our annual meeting of stockholders to be held on May 22, 2003, or any adjournment of that meeting, of an amendment to our 1997 Stock Incentive Plan to permit this exchange. These and various other conditions are more fully described in Section 6. If we terminate this offer prior to accepting and canceling your surrendered options, your options will remain outstanding until they expire by their terms and will retain their current exercise price and current vesting schedule. This offer is not conditioned upon any minimum threshold number of options being surrendered for exchange by eligible option holders.

Q.4.	What if I am an employee of BJ’s when this offer expires, but I am not an employee on the grant date of the new options?

You will only receive a grant of new options in this offer if you are an employee of BJ’s both on the date this offer expires and on the date that we grant the new options. As discussed below, we will not grant the new options until the first business day that is at least six months and one day following the date on which this offer expires. If the offer expires on May 27, 2003, as currently scheduled, then the date of grant of the new options would be November 28, 2003. We will cancel the options surrendered for exchange after the close of business on the day this offer expires. If, for any reason, you are not an employee of BJ’s on the date this offer expires or on the date that we grant the new options, then you will not receive any new options nor will you receive any other consideration in exchange for your surrendered options. This means that if you die, become disabled, terminate your employment with or without a good reason, or we terminate your employment with or without cause, before the date that we grant the new options, then you will not receive anything for the options that you surrendered and we canceled.

Participation in the offer does not confer upon you the right to remain in the employment or other service of BJ’s. (See Section 5)

Q.5.	How many new options will I receive in exchange for the options I surrender for exchange?

For every two shares for which your surrendered option is exercisable, you will receive an option to purchase one share. For example:

If you surrender an option exercisable for:	You will receive a new option exercisable for:
150 shares	75 shares
100 shares	50 shares
75 shares	38 shares

We will not issue any options exercisable for fractional shares, and will round up all fractional shares. (See Section 1)

Q.6.	When will I receive my new options?

We will grant the new options on the first business day that is at least six months plus one day following the date on which this offer expires. We will cancel the options accepted for exchange after the close of business on the date this offer expires. If the offer expires on May 27, 2003, as currently planned, we expect new options will be granted on November 28, 2003. We expect to distribute the new option agreements within two weeks after the date of grant of the new options. As discussed above, you must be employed by us on the new grant date in order to receive the new options. (See Section 5)

You may not receive new options if BJ’s enters into a merger or other similar transaction in which there has been a change of control of BJ’s prior to the grant of the new options (See Question 16)

Q.7.	Why won’t I receive my new options immediately after the expiration date of this offer?

In order to avoid our being subject to the undesirable accounting consequences described below, the new options will not be issued immediately after the expiration date of this offer. If we grant the new options on any date earlier than six months plus one day after the date this offer expires and we cancel the options surrendered for exchange, we would be required for accounting purposes to treat the new options as variable awards. This means that we would be required periodically to reflect increases and decreases in the price of our common stock as a compensation expense (or credit) relating to the options. We would have to continue this variable accounting for these options until they were exercised, forfeited or terminated. The higher the market value of our common stock, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months plus one day, we believe we will not have to treat the options as variable awards. (See Section 11)

Q.8.	What will the exercise price of the new options be?

The new options will have an exercise price equal to the per share closing price of our common stock on the New York Stock Exchange on the date the new options are granted. Because we will not grant new options until the first business day that is at least six months plus one day following the expiration of this offer, it is possible that the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to exchange your options. (See Section 8)

Q.9.	When will the new options vest?

During the six months following the date of grant of the new options, none of the new options will vest or become exercisable. Beginning on the date that is six months following the date of grant of the new options, the new options will immediately vest to the same extent that the options they replace would have been vested on that date had they not been surrendered. After that date, the new options will have the same vesting schedule as the options they replace. This means that the percentage of a new option to be vested and immediately exercisable on the date six months following the new option grant date will equal:

•	the percentage of the option surrendered for exchange and accepted by us which were already vested in accordance with their original terms, plus
•	the percentage of the option which would have vested in accordance with their original terms during the period between the date this offer expires and the date six months following the new option grant date.

For example:

•	If you tender an option for 120 shares and the entire option has already vested, then your new option will be for 60 shares which will be vested in full on the date six months following the new option grant date.

•	If you tender an option for 120 shares, of which 60 shares are already vested, another 30 shares will vest on July 1, 2003 and another 30 shares will vest on July 1, 2004, then your new option will be for 60 shares, with 45 shares vested on the date six months following the new option grant date and 15 unvested shares. The portion of your new option unvested on the date six months following the new option grant date will vest on the same schedule your tendered options would have vested. (See Section 1)

Q.10.	Will I have to wait longer to purchase common stock under my new options than I would under the options I surrender?

Yes, to the extent that your surrendered options would have been fully or partially vested before the grant date of the new options. If you surrender options that are fully or partially vested, you could have exercised the vested portion at any time in accordance with their terms if you had not surrendered them. You will not be able to exercise the vested portion of your new options until, at the earliest, six months following the new option grant date. During the six months following the date of grant of the new options, none of the new options will vest or become exercisable. Beginning on the date that is six months following the date of grant of the new options, the new options will immediately vest to the same extent that the options they replace would have been vested on that date had they not been surrendered. After that date, you may exercise the vested portion of your new options.

Q.11.	When will the new options expire?

Each new option will expire on the same date as the option it replaces would have expired. (See Section 8)

Q.12.	If I elect to exchange options, do I have to exchange all of my eligible options or can I just exchange some of them?

If you have more than one eligible option and you elect to exchange any eligible option, then you must exchange all of your eligible options. In addition, all options you surrender must be surrendered in full. (See Section 3)

In addition, if you decide to exchange any of your eligible options, then you must surrender for exchange all of the options that you received on or after October 24, 2002 and prior to the expiration date of this offer that have a lower exercise price than the highest exercise price of the options you elect to surrender for exchange.

Q.13.	Can I change my election regarding options I surrender?

Yes, you may change your election to completely withdraw from participation in the offer by delivering a notice of withdrawal to Linda Koed by fax at (508) 651-6551, by hand delivery or by mail at One Mercer Road, Natick, Massachusetts 01760 at any time before the offer expires. You must elect to tender either all of your eligible options or none of them. You may not change your election regarding only some of your eligible options. (See Section 4)

Q.14.	Will I be required to give up all my rights to the surrendered options?

Yes. Once we have accepted options surrendered by you, those options will be canceled and you will no longer have any rights under those options. Subject to our rights to extend, terminate and amend this offer, we will accept for exchange all eligible options that you properly surrender to us prior to the expiration of this offer and that you have not withdrawn.

Q.15.	If I surrender options in this offer, will I be eligible to receive other option grants before I receive my new options?

No. If we accept options you surrender in this offer, you may not receive any other option grants during the period from the date the offer expires to the date we grant your new options. This generally is necessary to avoid incurring any compensation expense against our earnings due to the accounting rules that could apply to any interim option grants as a result of this offer. (See Section 9)

Q.16.	What if BJ’s enters into a merger or other similar transaction in which there is a change in control of BJ’s prior to the grant of new options?

While we are not currently negotiating any transactions that could reasonably be expected to lead to our acquisition, our board of directors has a duty to consider alternatives for maximizing stockholder value. We cannot ignore the possibility that a transaction could be proposed that our stockholders or our board of directors believes is in the best interests of BJ’s and our stockholders. We reserve the right to terminate the offer prior to its expiration upon the occurrence of certain events, including if a tender or exchange offer with respect to some or all of our common stock or a merger acquisition proposal for us is proposed, announced or made by another person or entity or is publicly disclosed.

It is possible that, prior to the grant of new options, we could enter into an agreement for a merger or other similar transaction that could result in a material change in our business or management. We expect that we will negotiate with any such acquiring or surviving company to honor our promise to grant stock options. However, if we are not successful in these negotiations, you will not receive stock options nor will you receive any other consideration in exchange for your surrendered options.

You should also note that depending on the structure or the type of the transaction, if you surrender options you might be deprived of any future price appreciation in the shares subject to the new options and you might receive an option to purchase a security other than our common stock. (See Section 9)

Q.17.	What happens if the stock price increases after the date my surrendered options are canceled?

The exercise price of any new options granted by us to you in return for your surrendered options will be the fair market value of a share of our common stock on the date of grant, as determined by the closing price reported by the New York Stock Exchange on the date of grant. You will not benefit from any increase in our common stock price before the grant date of the new options. Before the date we grant the new options, our shares could increase or decrease in value, and the exercise price of the new options could be higher or lower than the exercise price of your surrendered options. You would not enjoy the benefit of any appreciation in the fair market value of our shares prior to the grant date of the new options. For example, if you surrender options with a $29.75 exercise price, and our common stock appreciates to $35.00 by the time the new option grants are made, your new option will have a higher exercise price than your surrendered option.

Q.18.	Will I have to pay U.S. federal income taxes if I exchange my options in this offer?

If you elect to exchange your current options for new options, then we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes. State and local tax consequences may be different. Option holders subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the offer. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options in the offer. (See Section 13)

Q.19.	What happens if I elect not to surrender my options pursuant to this offer?

Options that you choose not to surrender for exchange or that we do not accept for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and current vesting schedule.

Q.20.	When does this offer expire? Can this offer be extended and, if so, how will I know if it is extended?

This offer will expire on May 27, 2003, at 5:00 p.m., Eastern Daylight Time, unless we extend it.

Although we do not currently intend to do so, we may, in our discretion, extend this offer at any time. If we extend this offer, we will give notice of the extension and the new anticipated grant date for the new options. (See Section 1)

Q.21.	What do I need to do?

To elect to surrender your options for exchange, you need to properly complete the election form and deliver it to Linda Koed before 5:00 p.m. Eastern Daylight Time, on May 27, 2003. You may deliver your election form to Linda Koed by fax at (508) 651-6551, by hand delivery or by mail at One Mercer Road, Natick, Massachusetts 01760.

If we extend this offer beyond May 27, 2003, then you must deliver a properly completed election form and the other required documentation before the extended expiration date. Subject to our rights to extend, terminate and amend this offer, we will accept for exchange all eligible options that you elect to exchange promptly after this offer expires. If you do not properly complete and deliver the election form before this offer expires, it will have the same effect as if you rejected this offer.

Q.22.	What do we recommend you do in response to this offer?

Although our board of directors has approved this offer, it recognizes that your decision is an individual one that should be based on a variety of factors. As a result, you should consult with your personal legal, financial and tax advisors before deciding whether to surrender all of your eligible options. We are not making a recommendation to as to whether or not you should ask us to exchange options pursuant to this offer.

Q.23.	Who can I talk to if I have questions about this offer?

For additional information or assistance, you should contact Kellye L. Walker at (508) 651-6670 or by email at optionexchange@bjs.com.

THE OFFER

1.	NUMBER OF OPTIONS; EXPIRATION DATE.

We are offering you the opportunity to exchange all eligible stock options held by you for new options. Eligible options are all outstanding stock options that have an exercise price of $29.00 or more per share. All of our full-time and part-time employees, other than our directors, president/chief executive officer and executive vice presidents, are eligible to participate in this offer.

You will receive grants of new options only if you are employed by us on both the date that this offer expires and the date that the new options are granted. The new options will be granted on the first business day that is at least six months plus one day after the expiration of this offer.

If you were granted options on or after October 24, 2002 and you elect to exchange any eligible options, you will be required to exchange all options received on or after October 24, 2002, that have a lower exercise price than the option with the highest exercise price that you elect to exchange.

You may not receive new options if BJ’s enters into a merger or similar transaction in which there is a change of control prior to the grant of the new options.

If you elect to exchange any eligible option, you must surrender for exchange all of your eligible options and each eligible option must be surrendered in full. Our offer is subject to the terms and conditions described in these materials. We will only consider exchanging options that are properly tendered and not withdrawn in accordance with Section 3.

For every two shares for which your surrendered eligible option is exercisable, you will receive an option to purchase one share. For example:

If you surrender an option exercisable for:	You will receive a new option exercisable for:
150 shares	75 shares
100 shares	50 shares
75 shares	38 shares

We will not issue any options exercisable for fractional shares, and will round up all fractional shares that would have resulted from the conversion ratio. The exact number of eligible option shares that you have now is set forth in the enclosed grant detail report. We will issue all new options under our 1997 Stock Incentive Plan. In addition, we will enter into a new nonstatutory stock option agreement with you.

During the six months following the date of grant of the new options, none of the new options will vest or become exercisable. Beginning on the date that is six months following the date of grant of the new options, the new options will immediately vest to the same extent that the options they replace would have been vested on that date had they not been surrendered. After that date, the new options will have the same vesting schedule as the options they replace.

The term “expiration date” means 5:00 p.m., Eastern Daylight Time, on May 27, 2003, unless and until we extend the period of time during which this offer will remain open. If we extend the period of time during which this offer remains open, the term “expiration date” will refer to the latest time and date at which this offer expires.

We will give notice if we decide to take any of the following actions:

•	increase or decrease what we will give you in exchange for your options; or

•	increase or decrease the option exercise price that serves as the threshold for options eligible to be exchanged in this offer.

If this offer is scheduled to expire within ten business days from the date we give notice of such an increase or decrease, we will also extend this offer for a period of ten business days after the date of such notice of an increase or decrease.

A “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight Eastern Daylight Time.

2.	PURPOSE OF THIS OFFER.

We are making this offer for compensatory purposes and to create a performance-oriented environment for our employees. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock as reported on the New York Stock Exchange. By making this offer we intend to enhance stockholder value by creating better performance incentives for, and thus increasing retention of, our employees.

Except as otherwise described in these materials or in our filings with the Securities and Exchange Commission, or SEC, we presently have no plans or proposals that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any subsidiary’s assets;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present board of directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any executive officer’s material terms of employment;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for listing on the New York Stock Exchange;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our stock incentive plans; or

•	any change to our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of us.

Neither we nor our board of directors makes any recommendation as to whether or not you should exchange your options, nor have we authorized anyone to make such recommendation. You are urged to evaluate carefully all of the information in this Offer to Exchange and the related materials we have delivered to you and to consult your own legal, financial and tax advisors. You must make your own decision whether or not to exchange your options.

3.	PROCEDURES FOR SURRENDERING OPTIONS.

Proper Surrender of Options. To exchange all of your eligible options, properly complete the election form and deliver the election form, along with any other required documents, to Linda Koed by fax at (508) 651-6551, by hand delivery or by mail at One Mercer Road, Natick, Massachusetts 01760. We must receive all of the required documents before 5:00 p.m., Eastern Daylight Time, on the expiration date. The expiration date is May 27, 2003, unless we extend the period of time during which this offer will remain open. We currently have no intention of extending the deadline, and in any case we cannot extend the deadline for any one person or group of people. If we do extend this offer beyond May 27, 2003, then you must deliver a properly completed election form and other required documentation before the extended expiration date.

The method of delivery of all documents, including election forms and any notices to change your election from “accept” to “reject” or “reject” to “accept” and any other required documents, is at your election and risk. You should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility, including time of receipt, and acceptance of any surrender of options. Our determination of these matters will be final and binding on all parties. Furthermore, subject to our compliance with Rule 13e-4 under the Exchange Act, we reserve the right to waive with respect to all option holders any of the conditions of this offer or any defects or irregularities. We cannot make any such waiver for any one person or group of people. This is a one-time offer, and we will strictly enforce this offer period, subject only to an extension that we may grant in our sole discretion.

Our Acceptance Constitutes an Agreement. By electing to exchange your options under this offer, you accept the terms and conditions of this offer. Our acceptance for exchange of your surrendered options through this offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this offer. The promise to grant stock options that we will give you promptly following the expiration of this offer reflects this commitment. Subject to our rights to extend, terminate and amend this offer, we will accept for exchange all eligible options that you properly surrender to us prior to the expiration of this offer and that you have not withdrawn.

4.	CHANGE IN ELECTION.

You may change your election to exchange your options only by following the procedures described in this section. You must elect to tender either all of your eligible options or none of them. If you have tendered all of your eligible options, you may change your election only by withdrawing all of your tendered options. You may completely withdraw from participation in the offer by delivering a notice of withdrawal to Linda Koed by fax at (508) 651-6551, by hand delivery or by mail at One Mercer Road, Natick, Massachusetts 01760. The notice of withdrawal must be clearly dated after your original election form and any subsequent new election forms.

If you want to elect to exchange your options following the submission of a notice of withdrawal, you must deliver a new election form that must be clearly dated after the notice of withdrawal. You must elect to exchange all of your eligible options and the new election form must include the information regarding all of your eligible options. Once we receive a new election form submitted by you, your previously submitted notice of withdrawal will be disregarded.

You may submit your election or withdraw your tendered options at any time before 5:00 p.m., Eastern Daylight Time, on May 27, 2003. If we extend this offer beyond that time, you may submit your election or withdraw your tendered options at any time until the extended expiration of this offer. In addition, unless we accept your options for exchange prior to July 30, 2003, you may withdraw your tendered options at any time after such date.

Neither we nor any other person is obligated to inform you of any defects or irregularities in any election form or notice of withdrawal, and no one will be liable for failing to inform you of any defects or irregularities. We will determine, in our discretion, all questions as to the validity and form, including time of receipt, of election forms and notices of withdrawal. Our determinations of these matters will be final and binding.

5.	ACCEPTANCE OF OPTIONS FOR EXCHANGE AND GRANT OF NEW OPTIONS.

Subject to our rights to extend, terminate and amend this offer, we will accept promptly after the expiration of this offer all eligible options that you properly surrender to us prior to the expiration date that you have not withdrawn and we will give notice of our acceptance on the date this offer expires.

If we accept the options that you surrender for exchange in this offer, then you will not be granted any additional options during the period from the date the offer expires to the date when we grant your new options pursuant to this offer. This generally is necessary to avoid incurring any compensation expense against our earnings due to accounting rules that could apply to interim option grants as a result of this offer.

For purposes of this offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by company-wide mail or email or by issuance of a press release. Subject to our rights to extend, terminate and amend this offer, we will accept promptly following the expiration date all properly tendered options that are not validly withdrawn.

As promptly as practicable after we accept options surrendered for exchange, we will send each tendering option holder a notice indicating the number of shares subject to the options that have been accepted for exchange and that have been canceled, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

If, for any reason, you are not an employee of BJ’s on the date the offer expires or the date when we grant the new options, then you will not receive any new options or any other consideration in exchange for your surrendered options. This means that if you die, become disabled, terminate your employment with or without good reason or we terminate your employment with or without cause before the date when we grant the new options, then you will not receive anything for the options that you surrendered and we canceled. You may not receive new options if BJ’s enters into a merger or other similar transaction in which there is a change of control of BJ’s prior to the grant of the new options.

6.	CONDITIONS OF THIS OFFER.

We will terminate this offer if our stockholders do not approve, at our annual meeting of stockholders to be held on May 22, 2003, and any adjournment of that meeting, an amendment to our 1997 Stock Incentive Plan to permit this exchange. Additionally, we may terminate or amend this offer, or postpone our acceptance and cancellation of any options surrendered to us, in each case, subject to Rule 13e-4(f)(5) promulgated under the Exchange Act, if at any time prior to the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment, it is inadvisable for us to proceed with this offer:

(a)	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition of some or all of the surrendered options, the issuance of new options, or otherwise relates to this offer or that, in our reasonable judgment, could materially and adversely affect our business, condition, financial or other, income, operations or prospects or materially impair our ability to create better performance incentives for our employees through this offer;

(b)	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(i)	make it illegal for us to accept some or all of the surrendered options or to issue some or all of the new options or otherwise restrict or prohibit consummation of this offer or otherwise relate to this offer;

(ii)	delay or restrict our ability, or render us unable, to accept the surrendered options for exchange or to issue new options for some or all of the surrendered options;

(iii)	materially impair our ability to create better performance incentives for our employees through this offer; or

(iv)	materially and adversely affect our business, condition, financial or other, income, operations or prospects;

(c)	there is any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(d)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(e)	there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record a compensation expense against our earnings in connection with this offer for financial reporting purposes;

(f)	another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

(i)	any person, entity or “group”, within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group is formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

(ii)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities; or

(g)	any change or changes occurs in our business, condition, financial or other, assets, income, operations, prospects or stock ownership that in our reasonable judgment is materially adverse to us.

The conditions to this offer are for our benefit. We may assert them in our discretion prior to the expiration date and we may waive them at any time and from time to time prior to the expiration date, whether or not we waive any other condition to this offer. Our failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon everyone.

7.	PRICE RANGE OF COMMON STOCK.

Our common stock is traded on the New York Stock Exchange under the symbol “BJ”. The following table shows, for the periods indicated, the high and low sales prices per share of our common stock.

	High	Low
Fiscal Year ending January 31, 2004
First Quarter (through April 21, 2003)	$15.85	$9.20

Fiscal Year ended February 1, 2003
First Quarter	47.90	40.40
Second Quarter	46.20	30.24
Third Quarter	33.83	14.42
Fourth Quarter	22.45	15.13

Fiscal Year ended February 2, 2002
First Quarter	48.35	41.33
Second Quarter	57.24	41.34
Third Quarter	56.86	39.25
Fourth Quarter	52.70	39.57

Fiscal Year ended February 3, 2001
First Quarter	41.38	26.75
Second Quarter	38.00	27.88
Third Quarter	37.94	29.25
Fourth Quarter	43.35	28.88

On April 21, 2003, the closing price of our common stock as reported by the New York Stock Exchange was $13.83 per share.

We recommend that you obtain current market quotations for our common stock before deciding whether to elect to surrender any of your eligible options.

8.	SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

Consideration. For every two shares of common stock for which your surrendered option is exercisable, you will receive a new option to purchase one share of common stock. For example:

If you surrender an option exercisable for:	You will receive a new option exercisable for:
150 shares	75 shares
100 shares	50 shares
75 shares	38 shares

During the six months following the date of grant of the new options, none of the new options will vest or become exercisable. Beginning on the date that is six months following the date of grant of the new options, the new options will immediately vest to the same extent that the options they replace would have been vested on that date had they not been surrendered. After that date, the new options will have the same vesting schedule as the options they replace.

The exercise price of the new options will equal the closing price of a share of common stock as reported by the New York Stock Exchange on the date of grant, which will be the first business day that is at least six months plus one day after the expiration of this offer.

As of March 31, 2003, there were issued and outstanding options to purchase approximately 1,455,910 shares of our common stock that are eligible to participate in this offer. If all outstanding eligible options are exchanged, we will grant new options to purchase a total of approximately 727,955 shares of our common stock. Assuming all of these options are issued, the common stock issuable upon exercise of the new options would equal approximately 7.3% of the total shares of our common stock outstanding as of March 31, 2003. We will issue the new options under our 1997 Stock Incentive Plan.

Terms of New Options. We will enter into a new option agreement with each option holder who elects to exchange his or her options in this offer. The terms and conditions of the new options may vary from the terms and conditions of the options surrendered for exchange. Because we will not grant new options until the first business day that is at least six months plus one day after the expiration of this offer, the new options may have a higher exercise price than some or all of the surrendered options. The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options.

It is possible that you will not receive new options if BJ’s enters into a merger or other similar transaction in which there is a change of control of BJ’s prior to the grant of the new options.

The following descriptions of the 1997 Stock Incentive Plan and the form of the new nonstatutory stock option agreement are summaries and are not complete. Complete information about the option plan and the new options is included in the option plan and the form of the new option agreement to be entered into between you and us. The 1997 Stock Incentive Plan and the form of the new nonstatutory stock option agreement are on file with the SEC as exhibits to the Schedule TO that was filed in connection with this offer. Please contact Linda Koed at (508) 651-6632 to request copies of the 1997 Stock Incentive Plan and the form of the new nonstatutory stock option agreements. We will provide copies promptly and at our expense.

General. The maximum number of shares of common stock issuable in connection with awards granted under the 1997 Stock Incentive Plan is 7,249,402 shares, plus shares subject to awards granted under the BJ’s Wholesale Club, Inc. 1997 Replacement Stock Incentive Plan which are not actually issued because such awards expire or are canceled. No one person may receive options to purchase more than 500,000 shares under the 1997 Stock Incentive Plan in any one fiscal year. The 1997 Stock Incentive Plan permits us to grant options intended to qualify as incentive stock options under the Internal Revenue Code and nonstatutory options, which are options that do not qualify as incentive stock options. The new options that are issued upon surrender of eligible options will be nonstatutory stock options.

Administration. Our board of directors is authorized to administer the 1997 Stock Incentive Plan. The board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1997 Stock Incentive Plan and to interpret the provisions of the 1997 Stock Incentive Plan. The board of directors may delegate authority under the 1997 Stock Incentive Plan to one or more committees of the board, and subject to certain limitations, to one of more of our executive officers. The board has authorized our executive compensation committee to administer certain aspects of the 1997 Stock Incentive Plan, including the granting of options to executive officers.

Term. The term of each option granted under the plan is fixed by the board of directors, executive compensation committee or any other committee of the board or executive officer to which the board delegates authority, as the case may be, at the time of grant, but may not exceed ten years. Each new option to be granted in connection with the exchange will expire on the same date as the option it replaces.

Termination. In the event your employment with us is terminated, your new option will be exercisable, to the extent of the number of shares then vested, (a) within one year of termination, if the termination is the result of your death or disability or your retirement after your normal retirement date (which is the date on which the sum of your age and completed years of uninterrupted service as our employee equals 65), or (b) within 90 days of termination for any other reason except your termination for cause. However, in no event will a new option be exercisable after its expiration date. The new option agreements will provide that an employee’s options will terminate immediately if his or her employment terminates for “cause.” “Cause” means a felony conviction or failure to contest prosecution of a felony, willful misconduct or dishonesty, any of which is directly harmful to our business or reputation, as determined by us, which determination will be conclusive. The option holder is considered to have been discharged for “cause” if we determine, within 30 days after the option holder’s resignation, that discharge for cause was warranted.

Exercise Price. The new options will have an exercise price equal to the closing price of our common stock as reported by the New York Stock Exchange on the date of grant of the new option.

Payment of Exercise Price. Common stock purchased upon the exercise of a new option granted under the 1997 Stock Incentive Plan can be paid for as follows:

•	in cash or by personal check or check from a member of the New York Stock Exchange;

•	(i) by delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to BJ’s sufficient funds to pay the exercise price, or delivery by the option holder to BJ’s of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to BJ’s cash or a check sufficient to pay the exercise price, or (ii) by delivery of shares of common stock owned by the option holder valued at their fair market value as determined by the board of directors in good faith, which common stock was owned by the option holder at least six months prior to such delivery; or

•	any combination of the above permitted forms of payment.

Vesting and Exercise. The board of directors, executive compensation committee or any other committee of the board or executive officer to which the board delegates authority, as the case may be, has the authority to determine the time or times at which options granted under the 1997 Stock Incentive Plan may be exercised and may also accelerate the exercisability of options. During the six months following the date of grant of the new options, none of the new options will vest or become exercisable. Beginning on the date that is six months following the date of grant of the new options, the new options will immediately vest to the same extent that the options they replace would have been vested on that date had they not been surrendered. After that date, the new options will have the same vesting schedule as the options they replace.

Adjustments Upon Certain Events. The 1997 Stock Incentive Plan contains provisions for the treatment of options in the event of a merger or consolidation or our complete liquidation.

If the outstanding shares of our common stock are changed by reason of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spinoff or other similar change in capitalization or event, or any distribution to holders of our common stock other than a normal cash dividend, our board of directors will appropriately adjust the relevant terms and provisions of outstanding options to the extent it shall determine, in good faith, that such adjustment is necessary and appropriate.

In the event of a merger, liquidation or other acquisition event, our board of directors is authorized to provide for outstanding options or other stock-based awards to be assumed or substituted for, to accelerate the awards to make them fully exercisable prior to consummation of the acquisition event or to provide for a cash-out of any outstanding options. In addition, upon the occurrence of a change of control event as defined in the 1997 Stock Incentive Plan, all options and stock appreciation rights then outstanding will automatically become immediately exercisable in full and the restrictions and conditions on all other awards then outstanding shall automatically be deemed to be waived to the extent, if any, specified by our board of directors at or after the time of grant.

Tax Consequences. You should refer to Section 13 below for a discussion of the material U.S. federal income tax consequences of the new options and the eligible options, as well as the consequences of this offer. We recommend that you consult with your own tax advisor to determine the specific tax consequences of this offer to you.

Registration of Option Shares. All shares of our common stock issuable upon exercise of options under the 1997 Stock Incentive Plan have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of BJ’s, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

9.	INFORMATION ABOUT BJ’S; SUMMARY FINANCIAL INFORMATION; RISK FACTORS

Our principal corporate offices are located at One Mercer Road, Natick, Massachusetts. Our common stock is listed by the New York Stock Exchange under the symbol “BJ”.

See “Additional Information” in Section 16 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Financial Information: The information set forth on pages 22 through 43 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2003 is incorporated herein by reference.

SUMMARY FINANCIAL INFORMATION

The following summary historical consolidated financial data should be read in conjunction with our audited consolidated financial statements for the year ended February 1, 2003 incorporated by reference in this document. The consolidated statements of operations data for the years ended February 1, 2003, February 2, 2002 and February 3, 2001, and the consolidated balance sheet data as of February 1, 2003 and February 2, 2002 have been derived from our audited consolidated financial statements incorporated by reference in this document.

	Fiscal Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001 (53 weeks)
Statement of Operations Data:	(dollars in millions except per share amounts)
Net sales	$5,729.0	$5,105.9	$4,766.6
Membership fees and other	130.7	117.4	102.5

Total revenues	5,859.7	5,223.3	4,869.1

Cost of sales, including buying and occupancy costs	5,231.0	4,632.1	4,316.4
Selling, general and administrative expenses	397.2	345.8	334.8
Preopening expenses	11.7	10.3	8.5

Operating income	219.8	235.1	209.4
Interest income, net	0.3	4.1	6.2
Income (loss) on contingent lease obligations	15.6	(106.4)	0.0

Income from continuing operations before income taxes	235.7	132.8	215.6
Provision for income taxes	89.9	49.0	83.0

Income from continuing operations	$145.8	$83.8	$132.6

Net income	$130.9	$82.3	$131.5

Basic earnings per share:
Income from continuing operations	$2.07	$1.16	$1.82

Net income	$1.86	$1.14	$1.80

Diluted earnings per share:
Income from continuing operations	$2.05	$1.13	$1.78

Net income	$1.84	$1.11	$1.77

	February 1,	February 2,
	2003	2002
Balance Sheet Data:	(dollars in millions except per share amounts)
Current assets	$767.1	$753.4
Noncurrent assets	713.9	669.1

Total assets	$1,481.0	$1,422.5

Current liabilities	$650.0	$625.6
Noncurrent liabilities	90.2	110.3
Stockholders’ equity	740.8	686.6

Book value per share	$10.69	$9.59

RISK FACTORS

Participation in this offer involves a number of potential risks, including those described below. The risks described below and the risk factors under the heading entitled “Factors Which Could Affect Future Operating Results” in our Annual Report on Form 10-K for the fiscal year ended February 1, 2003, filed on April 21, 2003 highlight the material risks of participating in this offer and investing in our common stock. Eligible participants should carefully consider these risks and are encouraged to speak with legal, financial or tax advisors as necessary before deciding whether to surrender or not surrender options in this offer. In addition, we strongly urge you to read the rest of these materials for a fuller discussion of the risks that may apply to you before deciding whether to exchange your options in this offer.

If our stock price increases after the date you surrender your existing options, your surrendered options might have been worth more than the new options that you receive in exchange for them.

The exercise price of any new options granted to you in return for your surrendered options will be the fair market value of a share of common stock on the date of grant, as determined by the closing price reported by the New York Stock Exchange on the date of grant. Before the date we grant the new options, our shares could increase or decrease in value, and the exercise price of the new options could be higher or lower than the exercise price of options you elect to have canceled as part of this offer. Among the factors that could cause our stock price to increase or decrease are:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

You will be at risk of any increase in our common stock price before the grant date of the new options for these or any other reasons.

If we are acquired before we grant new options as part of this program, depending on the terms of the acquisition, you may not receive stock options or any other consideration in exchange for your surrendered options, and/or you may be deprived of any future price appreciation in the shares subject to the new options.

It is possible that, prior to the grant of new options, we could enter into an agreement for a merger or other similar transaction that could result in a material change in our business or management. We expect that we will negotiate with such acquiring or surviving company to honor our promise to grant stock options. However, if we are not successful in these negotiations, you will not receive stock options or any other consideration in exchange for your surrendered options.

In addition, depending on the structure of the transaction or the type of transaction, if you surrender options you might be deprived of the value of any future price appreciation in the shares subject to the new options and you might receive an option to purchase a security other than our common stock.

If you participate in this offer, you will not be eligible to receive any option grants until November 28, 2003 at the earliest.

Employees are generally eligible to receive option grants at any time that our board of directors or executive compensation committee chooses to make them. However, if you participate in this offer, you will not be eligible to receive any option grants until November 28, 2003 at the earliest due to potentially adverse accounting consequences to us if we grant options to you earlier.

If your employment terminates prior to the grant of the new options, you will receive neither a new option nor the return of your surrendered option.

Once your option is surrendered and accepted by us, it is gone for good. Accordingly, if your employment with us terminates for any reason prior to the grant date of the new options, you will have the benefit of neither the surrendered option nor the new options. The new options will be granted on the first business day that is at least six months plus one day after the expiration of this offer.

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

The following is a list of our directors and executive officers and their beneficial ownership of our common stock as of March 31, 2003:

Name	Position and Offices Held	Shares of Common Stock Underlying Eligible Options Beneficially Owned	Percent of Total Eligible Options Outstanding	Shares of Common Stock Beneficially Owned	Shares of Common Stock Acquirable within 60 Days	Percent of Common Stock Outstanding (1)

S. James Coppersmith	Director	—	—	—	14,152	*

Ronald R. Dion	Director	—	—	1,000	10,020	*

Bert N. Mitchell	Director	—	—	1,000	13,520	*

Thomas J. Shields	Director	—	—	900	20,050	*

Lorne R. Waxlax	Director	—	—	28,650	16,520	*

Edward J. Weisberger	Director	—	—	20,544	2,520	*

Herbert J. Zarkin	Chairman	—	—	41,283	492,500	*

Michael T. Wedge	President, Chief Executive Officer and Director	—	—	27,064	200,862	*

Frank D. Forward	Executive Vice President and Chief Financial Officer	—	—	36,626	151,250	*

Edward F. Giles	Executive Vice President, Club Operations	—	—	10,347	11,500	*

Kellye L. Walker	Senior Vice President, General Counsel and Secretary	—	—	—	—	*

*	Less than 1%.
(1)	In calculating the percent of our common stock beneficially owned by each person listed, the number of shares deemed outstanding consists of 69,292,607 shares outstanding as of March 31, 2003 plus, for that person only, any shares subject to options that were exercisable within 60 days of March 31, 2003.

The business address and telephone number of each director and executive officer is care of BJ’s Wholesale Club, Inc., One Mercer Road, Natick, Massachusetts 01760.

All of our full-time and part-time employees, other than our directors, president/chief executive officer and executive vice presidents, are eligible to participate in this offer. As of March 31, 2003, our directors and executive officers as a group beneficially owned 1,100,308 shares of our common stock including any shares subject to options that were exercisable within 60 days of March 31, 2003, which represents 1.6% of the outstanding shares of our common stock and beneficially owned none of the eligible options.

Other than as described below, there have been no agreements, arrangements or understandings between us and any other person involving any of our options or our common stock during the 60 days prior to this offer, and there are no such currently proposed agreements, arrangements or understandings other than this offer. In addition, neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any of our affiliates or affiliates of our directors or executive officers, engaged in transactions involving any of our options or our common stock during the 60 days prior to this offer, with the following exceptions:

•	On March 6, 2003, Michael T. Wedge purchased 25,000 shares of our common stock at a purchase price of $10.00 per share.

•	On March 6, 2003, Frank D. Forward purchased 10,000 shares of our common stock at a purchase price of $10.14 per share, 4,000 shares of our common stock at a purchase price of $10.12 per share and 11,000 shares of our common stock at a purchase price of $10.05 per share.

•	On March 7, 2003, Lorne R. Waxlax purchased 3,700 shares of our common stock at a purchase price of $9.90 per share and 2,000 shares of our common stock at a purchase price of $9.89 per share. On March 24, 2003, Mr. Waxlax exercised options to purchase 6,000 shares of our common stock at an exercise price of $6.45 per share.

•	On March 24, 2003, Edward F. Giles purchased 6,000 shares of our common stock at a purchase price of $10.85 per share and 4,000 shares of our common stock at a purchase price of $10.76 per share.

11.	STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER.

Many of our option holders hold options with exercise prices significantly higher than the current market price of our common stock. We believe that it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing existing options, which would enable option holders to immediately receive replacement options with a lower exercise price. However, such repriced options may be subject to variable accounting, which may require us to record additional compensation expense each quarter until the repriced options were exercised, canceled or expired, which could have negative consequences on our earnings. Furthermore, if we were to cancel an option and grant you another option with a lower exercise price than the canceled option within:

•	the six-month period prior to the date on which such option was canceled (or if such option was granted less than six months prior to its cancellation, then such shorter period); or

•	the period ending six months after the date when the option was canceled,

then the cancellation and grant would be deemed a repricing that would result in variable accounting.

We believe that we can accomplish our goals of providing option holders with the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value, without incurring additional current or future compensation expense because:

•	we will not grant any new options to participating option holders until the first business day that is at least six months plus one day after the expiration of this offer,

•	the exercise price of all new options will equal the fair market value of our common stock on the date on which we grant the new options, and

•	we will not grant any new options to a participating option holder unless that person tenders all options that (1) have been granted to that option holder within six months prior to the expected expiration date of this offer and (2) have an exercise price lower than the option with the highest exercise price tendered or as otherwise required under the accounting rules.

Eligible options that are surrendered in connection with this offer will be canceled if accepted for exchange. The shares of common stock underlying canceled eligible options that had been granted under our 1997 Stock Incentive Plan will be returned to the pool of shares available for grants of new awards or options under such plan.

12.	LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in this offer. If any such approval or other action should be required, we presently intend to seek the approval or take the action. This could require us to delay the exchange of options surrendered to us. We cannot assure you that we would be able to obtain any required approval or take any other required action.

13.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material federal income tax consequences of the exchange of old options for new options pursuant to this offer under the federal income tax laws of the United States. This discussion is based on the tax laws as of the date of this offer to exchange, which are subject to change, possibly on a retroactive basis. This information may be out of date at the time that you tender your old options, receive your new options, exercise your options and/or sell the shares you acquire on such exercise. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of employees. Except as specifically set forth below, this summary does not address the tax consequences that may arise upon the sale of shares acquired by an option holder under an option or upon the payment of any dividend on such shares. Further, this summary does not address the tax consequences that may arise as a result of a gift or other disposition (other than by sale) of shares acquired by an option holder under an option.

We recommend that you consult with your own tax advisor with respect to the tax consequences of participating in the offer to exchange, as well as any other federal, foreign, state, provincial or local tax consequences that may be applicable to you as a result of participating in the offer to exchange. Moreover, if you are a citizen or resident of a country other than the country in which you work, or are subject to the tax laws of more than one country, or change your residence or citizenship during the term of the options, the information contained below may not be applicable to you. ALL OPTION HOLDERS SHOULD CONSIDER OBTAINING PROFESSIONAL ADVICE REGARDING THE APPLICABILITY OF TAX LAWS.

General. Option holders who surrender outstanding options for new options should not be required to recognize income for U.S. federal income tax purposes upon the cancellation of such eligible options or upon the grant of the new options. We believe that the cancellation of eligible options and the grant of the new options should be treated as a non-taxable exchange.

Nonstatutory Stock Options. Your new option will be a nonstatutory stock option. You will not have income upon the grant of a nonstatutory stock option. You will have compensation income when you exercise a nonstatutory stock option equal to the value of the stock on the day you exercised the option less your exercise price. When you sell the stock, you will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day you exercised the option. This capital gain or loss will be long-term if you have held the stock for more than one year and otherwise will be short-term.

Tax Rates. Long-term capital gain will be subject to lower tax rates than short-term capital gain and compensation income. Compensation income will also be subject to a medicare tax and a social security tax, as applicable. Your actual tax rates will depend upon your personal circumstances.

Withholding. If you are our employee, then your compensation income will be subject to withholding for income, medicare and social security taxes, as applicable. We will require you to make arrangements to satisfy any withholding obligation.

Tax Consequences to Us. Generally, the exchange of outstanding eligible stock options for new options will not result in any tax consequences to us except that we will be entitled to a deduction when you have compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Internal Revenue Code.

We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer.

14.	EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT.

We may at any time and from time to time, extend the period of time during which this offer is open by giving you notice of the extension and making a public announcement of the extension.

Prior to the expiration date, we may postpone accepting and canceling any eligible options if any of the conditions specified in Section 6 occur. In order to postpone, we will give notice of the postponement. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw this offer.

We may amend this offer at any time by giving notice of the amendment. If we extend the length of time during which this offer is open, the amendment must be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to this offer will be made promptly in a manner reasonably designed to inform option holders of the change.

If we materially change the terms of this offer or the information about this offer, or if we waive a material condition of this offer, we will extend this offer to the extent required by Rule 13e-4(d)(2) and Rule 13e-4(e)(3) promulgated under the Exchange Act. Under these rules the minimum period an offer must remain open following material changes in the terms of this offer or information about this offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will give notice of the action:

•	we increase or decrease what we will give you in exchange for your options; or

•	we increase or decrease the option exercise price that serves as the threshold for options eligible to be exchanged in this offer.

If this offer is scheduled to expire within ten business days from the date we give notice of such an increase or decrease, we will also extend this offer for a period of ten business days after the date the notice is published.

15.	FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for asking option holders whether they would like to elect to surrender their eligible options under this offer.

16.	ADDITIONAL INFORMATION.

This offer is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to surrender your eligible options:

(a)	our annual report on Form 10-K for our fiscal year ended February 1, 2003, filed with the SEC on April 21, 2003;

(b)	the description of our common stock contained in our registration statements on Form 8-A, filed with the SEC on June 27, 1997 and July 10, 1997, including any amendments or reports we have filed or will file for the purpose of updating that description; and

(c)	our notice of annual meeting of stockholders and proxy statement for annual meeting of stockholders, filed with the SEC on April 22, 2003.

The SEC file number for these filings is 001-13143. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, these materials may be read at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

We will also provide without charge to each person to whom we deliver a copy of these materials, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

BJ’s Wholesale Club, Inc.

One Mercer Road

Natick, Massachusetts 01760

Attn: Investor Relations

or by telephoning Investor Relations at (508) 651-6610 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Daylight Time.

As you read the documents listed in this Section, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer, you should rely on the statements made in the most recently dated document.

The information contained in this offer should be read together with the information contained in the documents to which we have referred you.

17.	MISCELLANEOUS.

If at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If, we cannot comply with the law, this offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.